Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

First Quarter 2021 Financial Results

TYSONS CORNER, Va., April 29, 2021 - MicroStrategy® (Nasdaq: MSTR), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended March 31, 2021 (the first quarter of its 2021 fiscal year).

“MicroStrategy’s first quarter results were a clear example that our two-pronged corporate strategy to grow our enterprise analytics software business and acquire and hold bitcoin is generating substantial shareholder value.  We had one of our strongest operational quarters in our software business in years, highlighted by 10% revenue growth and continued improvement in non-GAAP profitability.  The investments we have made in our platform in recent years are driving greater customer adoption of MicroStrategy, particularly in the cloud,” said Michael J. Saylor, CEO, MicroStrategy Incorporated.

“We continue to be pleased with our bitcoin strategy.  We successfully raised more than $1 billion of additional capital in the quarter to expand our bitcoin holdings, which now exceed 91,000 bitcoins.  We also hosted a very successful ‘Bitcoin for Corporations’ track at MicroStrategy World™ where we utilized our thought leadership in the cryptocurrency market to show how organizations can incorporate digital assets into their balance sheet management. We will continue to acquire and hold additional bitcoin as we seek to create additional value for shareholders.”

First Quarter 2021 Financial Highlights

•

Revenues: Total revenues for the first quarter of 2021 were $122.9 million, a 10.3% increase, or a 7.6% increase on a non-GAAP constant currency basis, compared to the first quarter of 2020. Product licenses and subscription services revenues for the first quarter of 2021 were $31.3 million, a 52.3% increase, or a 49.8% increase on a non-GAAP constant currency basis, compared to the first quarter of 2020.  Product support revenues for the first quarter of 2021 were $70.6 million, a 0.7% decrease, or a 3.4% decrease on a non-GAAP constant currency basis, compared to the first quarter of 2020. Other services revenues for the first quarter of 2021 were $20.9 million, a 6.3% increase, or a 3.1% increase on a non-GAAP constant currency basis, compared to the first quarter of 2020.

•	Gross Profit: Gross profit for the first quarter of 2021 was $100.4 million, representing an 81.7% gross margin, compared to a gross margin of 78.0% in the first quarter of 2020.
•

Operating Expenses: Operating expenses for the first quarter of 2021 were $283.5 million, a 226.1% increase compared to the first quarter of 2020. Beginning in the third quarter of 2020, operating expenses included impairment losses on MicroStrategy’s digital assets, which were $194.1 million during the first quarter of 2021.

•

Loss from Operations: Loss from operations for the first quarter of 2021 was $183.2 million versus $0.1 million for the first quarter of 2020. Non-GAAP income from operations, which excludes share-based compensation expense and impairment losses and gains on sale from intangible assets, which include digital assets, was $18.7 million for the first quarter of 2021 versus $3.0 million for the first quarter of 2020.

•

Net (Loss) Income: Net loss for the first quarter of 2021 was $110.0 million, or $11.40 per share on a diluted basis, as compared to net income of $0.7 million, or $0.07 per share on a diluted basis, for the first quarter of 2020. Non-GAAP net income, which excludes share-based compensation expense, impairment losses and gains on sale from intangible assets, which include digital assets, interest expense arising from the amortization of debt issuance costs, and related income tax effects, was $14.9 million, or $1.54 per share on a non-GAAP diluted basis, for the first quarter of 2021, as compared to non-GAAP net income of $3.9 million, or $0.39 per share on a non-GAAP diluted basis, for the first quarter of 2020.

•	Cash and Cash Equivalents: As of March 31, 2021, MicroStrategy had cash and cash equivalents of $82.5 million, as compared to $59.7 million as of December 31, 2020, an increase of $22.9 million.
•

Digital Assets: As part of MicroStrategy’s previously announced treasury reserve policy and bitcoin acquisition strategy, a total of approximately 20,857 bitcoins were purchased at an aggregate purchase price of $1.086 billion in the first quarter of 2021 for an average purchase price of approximately $52,087 per bitcoin. As of March 31, 2021, the carrying value of MicroStrategy’s digital assets (comprised solely of bitcoin) was $1.947 billion, which reflects cumulative impairment charges of $264.8 million since acquisition. As of March 31, 2021, the average cost and average carrying value of MicroStrategy’s bitcoin were approximately $24,214 and $21,315, respectively.

Further, in the second quarter of 2021 to date, MicroStrategy has purchased approximately 253 bitcoins at an aggregate purchase price of $15.0 million for an average purchase price for such additional bitcoins of approximately $59,339 per bitcoin.  As of April 28, 2021, at 4:00 p.m. EDT, MicroStrategy held approximately 91,579 bitcoins and the market price of one bitcoin in MicroStrategy’s principal market was approximately $55,492.  In future periods, MicroStrategy may purchase additional bitcoins and increase its overall holdings of bitcoin or sell its bitcoins and decrease its overall holdings of bitcoin.

•

Convertible Senior Notes: In February 2021, MicroStrategy issued $1.050 billion aggregate principal amount of 0% Convertible Senior Notes due 2027 (the “2027 Notes”).  The 2027 Notes are senior unsecured obligations of MicroStrategy and do not bear regular interest. However, holders of the 2027 Notes may receive special interest under specified circumstances as outlined in the indenture for the 2027 Notes. Any special interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2021. The 2027 Notes are convertible into shares of MicroStrategy’s class A common stock at an initial conversion price of $1,432.46 per share.  The 2027 Notes will mature on February 15, 2027, unless earlier converted, redeemed, or repurchased in accordance with their terms. Total net proceeds from the offering, after deducting initial purchaser discounts and issuance costs, were approximately $1.026 billion.

As of March 31, 2021, the carrying value of the 2027 Notes was $1.026 billion, net of unamortized issuance costs, and was classified as a long-term liability in the “Convertible senior notes, net” line item in MicroStrategy’s Consolidated Balance Sheet. MicroStrategy early adopted Accounting Standards Update No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), effective January 1, 2021.  ASU 2020-06 simplifies the accounting for convertible instruments and, as a result, MicroStrategy no longer separates the debt or issuance costs into liability and equity components.  Upon adoption, MicroStrategy recorded a cumulative-effect adjustment related to the previously issued 0.750% Convertible Senior Notes due 2025 and increased its opening retained earnings balance by approximately $1.0 million.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three months ended March 31, 2021 and 2020. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in our “Q1 2021 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

MicroStrategy uses its Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iOS or MicroStrategy Library for Android.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP income from operations that excludes the impact of share-based compensation expense and impairment losses and gains on sale from intangible assets, which include its digital assets, (ii) non-GAAP net income and non-GAAP diluted earnings per share that exclude the impact of share-based compensation expense, impairment losses and gains on sale from intangible assets, which include its digital assets, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s convertible senior notes, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.  The first supplemental financial measure excludes (i) a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies and (ii) significant impairment losses and gains on sale from intangible assets, which include MicroStrategy’s bitcoin. The second set of supplemental financial measures excludes the impact of (i) share-based compensation expense, (ii) impairment losses and gains on sale from intangible assets, which include MicroStrategy’s bitcoin, (iii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s convertible senior notes, and (iv) related income tax effects.  The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis.  MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its first quarter 2021 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. EDT. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event.  An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere and (2) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, MicroStrategy World, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on sales of bitcoins that the Company would incur upon any sale of its bitcoins; changes in the accounting treatment of the

Company’s bitcoin holdings; changes in securities laws or other laws or regulations relating to bitcoin that could adversely affect the price of bitcoin or the Company’s ability to own bitcoin; a decrease in liquidity in the markets in which bitcoins are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, or fraud that results in the Company’s loss of its bitcoins; the extent and timing of market acceptance of the Company’s new offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; impacts of the COVID-19 pandemic; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)
Revenues
Product licenses	$21,280	$12,584
Subscription services	10,026	7,968
Total product licenses and subscription services	31,306	20,552
Product support	70,649	71,158
Other services	20,947	19,714
Total revenues	122,902	111,424

Cost of revenues
Product licenses	488	670
Subscription services	3,628	4,064
Total product licenses and subscription services	4,116	4,734
Product support	4,812	6,718
Other services	13,621	13,093
Total cost of revenues	22,549	24,545

Gross profit	100,353	86,879

Operating expenses
Sales and marketing	38,198	39,518
Research and development	29,483	26,101
General and administrative	21,729	21,332
Digital asset impairment losses	194,095	0
Total operating expenses	283,505	86,951

Loss from operations	(183,152)	(72)
Interest (expense) income, net	(2,396)	1,855
Other income, net	1,264	434
(Loss) income before income taxes	(184,284)	2,217
(Benefit from) provision for income taxes	(74,264)	1,560
Net (loss) income	$(110,020)	$657

Basic (loss) earnings per share (1):	$(11.40)	$0.07
Weighted average shares outstanding used in computing basic (loss) earnings per share	9,647	9,976

Diluted (loss) earnings per share (1):	$(11.40)	$0.07
Weighted average shares outstanding used in computing diluted (loss) earnings per share	9,647	10,031

(1)	Basic and fully diluted (loss) earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31,	December 31,
	2021	2020*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$82,544	$59,675
Restricted cash	1,194	1,084
Accounts receivable, net	150,626	197,461
Prepaid expenses and other current assets	16,390	14,400
Total current assets	250,754	272,620

Digital assets	1,946,582	1,054,302
Property and equipment, net	41,091	42,975
Right-of-use assets	71,367	73,597
Deposits and other assets	15,013	15,615
Deferred tax assets, net	118,272	6,503
Total Assets	$2,443,079	$1,465,612

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$39,816	$45,119
Accrued compensation and employee benefits	44,824	49,249
Deferred revenue and advance payments	198,980	191,250
Total current liabilities	283,620	285,618

Convertible senior notes, net	1,661,914	486,366
Deferred revenue and advance payments	14,517	14,662
Operating lease liabilities	81,849	84,328
Other long-term liabilities	34,329	33,382
Deferred tax liabilities	1,812	8,211
Total Liabilities	2,078,041	912,567

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 16,466 shares issued and 7,782 shares outstanding, and 16,307 shares issued and 7,623 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	685,943	763,051
Treasury stock, at cost; 8,684 shares and 8,684 shares, respectively	(782,104)	(782,104)
Accumulated other comprehensive loss	(5,721)	(3,885)
Retained earnings	466,902	575,965
Total Stockholders’ Equity	365,038	553,045
Total Liabilities and Stockholders’ Equity	$2,443,079	$1,465,612

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	$(110,020)	$657
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,782	2,756
Reduction in carrying amount of right-of-use assets	2,086	2,053
Credit losses and sales allowances	(172)	828
Deferred taxes	(76,759)	957
Share-based compensation expense	7,711	3,111
Digital asset impairment losses	194,095	0
Amortization of issuance costs on convertible senior notes	1,172	0
Changes in operating assets and liabilities:
Accounts receivable	6,774	14,406
Prepaid expenses and other current assets	(2,919)	(3,295)
Deposits and other assets	(62)	84
Accounts payable and accrued expenses	(3,413)	(154)
Accrued compensation and employee benefits	(3,810)	(13,031)
Deferred revenue and advance payments	47,606	22,001
Operating lease liabilities	(2,458)	(2,238)
Other long-term liabilities	90	934
Net cash provided by operating activities	62,703	29,069

Investing activities:
Purchases of digital assets	(1,086,375)	0
Proceeds from redemption of short-term investments	0	10,000
Purchases of property and equipment	(447)	(661)
Purchases of short-term investments	0	(9,928)
Net cash used in investing activities	(1,086,822)	(589)

Financing activities:
Proceeds from convertible senior notes	1,050,000	0
Issuance costs paid for convertible senior notes	(24,596)	0
Proceeds from sale of class A common stock under exercise of employee stock options	23,854	340
Purchases of treasury stock	0	(50,747)
Net cash provided by (used in) financing activities	1,049,258	(50,407)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(2,160)	(3,871)
Net increase (decrease) in cash, cash equivalents, and restricted cash	22,979	(25,798)
Cash, cash equivalents, and restricted cash, beginning of period	60,759	457,816
Cash, cash equivalents, and restricted cash, end of period	$83,738	$432,018

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$21,280	$12,584
Subscription services	10,026	7,968
Total product licenses and subscription services	31,306	20,552
Product support	70,649	71,158
Other services:
Consulting	19,711	18,441
Education	1,236	1,273
Total other services	20,947	19,714
Total revenues	122,902	111,424

Cost of revenues
Product licenses and subscription services:
Product licenses	488	670
Subscription services	3,628	4,064
Total product licenses and subscription services	4,116	4,734
Product support	4,812	6,718
Other services:
Consulting	12,332	11,428
Education	1,289	1,665
Total other services	13,621	13,093
Total cost of revenues	22,549	24,545

Gross profit	$100,353	$86,879

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

LOSS FROM OPERATIONS

(in thousands)

	Three Months Ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)
Reconciliation of non-GAAP income from operations:
Loss from operations	$(183,152)	$(72)
Share-based compensation expense	7,711	3,111
Digital asset impairment losses	194,095	0
Non-GAAP income from operations	$18,654	$3,039

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income:
Net (loss) income	$(110,020)	$657
Share-based compensation expense	7,711	3,111
Digital asset impairment losses	194,095	0
Interest expense arising from amortization of debt issuance costs	1,172	0
Income tax effects (1)	(78,084)	162
Non-GAAP net income	$14,874	$3,930

Reconciliation of non-GAAP diluted earnings per share:
Diluted (loss) earnings per share	$(11.40)	$0.07
Share-based compensation expense (per diluted share)	0.80	0.30
Digital asset impairment losses (per diluted share)	20.11	0.00
Interest expense arising from amortization of debt issuance costs (per diluted share)	0.12	0.00
Income tax effects (per diluted share)	(8.09)	0.02
Non-GAAP diluted earnings per share	$1.54	$0.39

(1) Income tax effects reflect the net tax effects of stock-based compensation expense, digital asset impairment losses, and interest expense for amortization of debt issuance costs.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	March 31,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2021	2021	2021	2020	2021	2021
Revenues
Product licenses	$21,280	$325	$20,955	$12,584	69.1%	66.5%
Subscription services	10,026	190	9,836	7,968	25.8%	23.4%
Total product licenses and subscription services	31,306	515	30,791	20,552	52.3%	49.8%
Product support	70,649	1,917	68,732	71,158	-0.7%	-3.4%
Other services	20,947	618	20,329	19,714	6.3%	3.1%
Total revenues	122,902	3,050	119,852	111,424	10.3%	7.6%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues.  It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	March 31,	December 31,	March 31,
	2021	2020*	2020
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$195	$1,495	$131
Deferred subscription services revenue	25,689	26,258	16,567
Deferred product support revenue	167,282	156,216	161,135
Deferred other services revenue	5,814	7,281	7,058
Total current deferred revenue and advance payments	$198,980	$191,250	$184,891

Non-current:
Deferred product licenses revenue	$67	$139	$262
Deferred subscription services revenue	8,317	8,758	84
Deferred product support revenue	5,401	5,055	2,789
Deferred other services revenue	732	710	525
Total non-current deferred revenue and advance payments	$14,517	$14,662	$3,660

Total current and non-current:
Deferred product licenses revenue	$262	$1,634	$393
Deferred subscription services revenue	34,006	35,016	16,651
Deferred product support revenue	172,683	161,271	163,924
Deferred other services revenue	6,546	7,991	7,583
Total current and non-current deferred revenue and advance payments	$213,497	$205,912	$188,551

*	Derived from audited financial statements.